BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23		A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

1.

Banco Itaú Holding Financeira S.A., through its subsidiary, Banco Itaú S.A. (“ITAÚ”), and Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda. (“DAFRA”) have signed a “Memorandum of Understanding” establishing the requirements for the constitution of a partnership, which will offer on an exclusive basis:

	a)	the financing of promotional campaigns for the acquisition of DAFRA motorcycles; and

	b)	a working capital loan to the dealerships for the distribution of motorcycles.

In addition, DAFRA will recommend ITAÚ’s products and financial, insurance and private pension services to its dealerships.

2.

ITAÚ shall pay R$ 20 million to DAFRA for these exclusive rights over a period of ten years, this agreement being eligible for renewal. In line with past practices, the payment shall be registered as an anticipated expense and recognized in ITAÚ’s results pro rata over the period of the partnership.

3.

DAFRA is a component of the Itavema Group, which operates in several sectors. These include plastics, vehicle rentals, transportation and logistics and vehicle dealerships (made up of multi-brand name vehicle and motorcycle dealerships, with 64 sales outlets nationwide). DAFRA is to manufacture the motorcycles in Manaus, state of Amazonas, its focus being on machines of up to 250 cc.

4.

The partnership between ITAÚ and DAFRA has the potential to leverage the sales of motorcycles and related financial products and services, strengthening the position of ITAÚ with a stake in this significant growth market.

São Paulo, January 17, 2008.

ALFREDO EGYDIO SETUBAL Investment Relations Officer